H A E M A C U R E

                              HAEMACURE CORPORATION





Monday, June 30, 1997


Dr. David Karp
Friar Tuck Lane
Sarasota, Florida

Dear Dr. Karp:

     We have progressed the discussions relating to your employment with HAEMACURE CORPORATION to the point where we should summarize the general points of the employment being offered. The purpose of this letter is to provide the basis of an employment contract, and to determine that we have general agreement on the terms prior to initiating such written agreement. As used in this letter, "Employer" or "Company" shall mean HAEMACURE CORPORATION, a corporation organized under the laws of the State of Delaware, with corporate offices in Sarasota, Florida, and "Employee" shall mean David Karp.

                          PROPOSED TERMS AND CONDITIONS

1.   POSITION:

     (a)  Vice President Medical Affairs

     (b) The current structure of the company indicates that this position would report directly to the Chief Executive Officer

     (c)  Summary of Job Description:

          The Employee shall direct and review all medical related activities concerning the Company's products. The Employee shall assist in the Clinical and Regulatory development of all products in the United States and with the US Food and Drug Administration. The Employee shall organize and select leading surgeons in various surgical specialties and establish focus groups with the objective of


                          One Sarasota Tower, Suite 900
                             Two North Tamiami Trail
                             Sarasota, Florida 34236
                   Tel.: (941) 361-2166 o Fax: (941) 365-1051

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          developing  specific  protocols along with  identification of specific delivery dates for the Company's product.

2.   DATE OF EMPLOYMENT:

     (a)  July 1, 1997

3.   LOCATION:

     (a) Sarasota, Florida

4.   STATUS:

     (a)  Permanent part-time employee status

     (b) Employee shall allocate ten (10) hours per week that would be time that Employee would set aside to perform services for the Employer. If the time set aside is not used during any current week such unused time would not accumulate. If Employee is required to work and/or travel in excess of ten (10) hours, the hourly rate will be extended to cover the time spent in addition to work and/or travel. Subject to a written and mutual agreement, the Company may require that the Employee increase its weekly hours and/or become a full time Employee.

5.   COMPENSATION:

     (a) As part-time status Employee the Gross Pay shall be $5,000.00 per month, payable bi-monthly.

     (b) Grant of Options to Purchase Stock upon Hiring: The Employee shall be granted options to purchase 40,000 shares of the stock of HAEMACURE CORPORATION (Canada) at the market price as of the day of signature of the Offer, subject to the vesting schedule. All stock subject to the options shall be purchased on or before 5 years after Date of Employment. The vesting period shall for the exercise of the option shall be as follows:

          (i) An option to purchase 20,000 shares of stock after twelve (12) months of employment.

          (ii) An additional fifty (50%) percent after twenty-four (24) months



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     (c)  One Hundred (100%)  percent of the Options will be immediately  vested upon the Company's involuntary termination of Employee without cause (meaning misconduct of Employee) or expiration of the term; Employee's death or disability; merger, reorganization, substantial asset sale, or extraordinary transaction by Company; public offering of securities by Company; or breach of this agreement by Company.

     (d) The Employee shall be eligible for the annual allocation of stock options, as determined under the Employee Stock Option Plan and the Board of Directors of HAEMACURE CORPORATION (Canada).

          The options may be subject to the final terms of a tax-deferred option program being developed by the company.

          As used in subparagraphs (b) through (d) inclusive, "Company" refers to HAEMACURE CORPORATION (Canada). However, upon completion of the IPO for HAEMACURE CORP (USA), the options referred to herein shall apply to HAEMACURE CORP. (USA).

     (e) Other Benefits: The Employee shall be eligible to participate in all Company benefit programs which are in place during Employee's employment. All such programs may be modified by the Company from time to time. These benefits may include, but are not necessarily limited to, life insurance policy equal to one time the annual salary, medical coverage for the Employee and dependents, and a 401(k) plan, short and long term disability pay which are in accordance with industry standard. Some of the aforementioned benefits may require co-payments by the Employee, waiting periods and deductibles.

6.   ANNUAL VACATION:

     (a) The Employee shall be eligible to .75 days per month of annual holidays. Holidays shall be non-cumulative.

7.   EXPENSES:

     (a) The Employee shall be reimbursed for all Company incurred expenses, as per the Company Expense



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


          Policy which reimburses all reasonable ordinary and necessary expenses incurred on Company business, such as long distance telephone or Fax, mailings, copying, and other office type expenses, travel, lodging and out of town meals expenses.

8.   MEDICAL EXAMINATION:

     (a) Management of the company recognizes that certain of the Company's Employees are involved in medical/critical areas of drug and health product development. The company is in the process of developing policies leading to mandatory medical testing. It should be anticipated that the Employee will be subject to such mandatory testing policies. All such policies will be subject to legal guidelines. The cost of the medical examinations shall be borne by the Company. The results of such examinations shall be used solely by the Company, and shall be known only to the highest levels of Company management, subject to reasonable security guidelines.

     (b) The Employee may be required to obtain a medical certificate attesting to the good state of her physical health satisfactory to perform her required duties and obligations.

     (c) The Company reserves the right to request from the Employee an annual medical examination.

     (d) The Company may reserve the right, at all times, to request from the Employee, a urinary and/or blood Alcohol and/or Drug of Abuse Profile. A refusal by the Employee to submit to a toxicological profile may at the discretion of the Company be a reason for termination cause.

9.   CONFIDENTIALITY AGREEMENT:

     (a)  The   Employee   shall  sign  upon   acceptance   of   employment,   a
          Confidentiality Agreement. The agreement shall have the following attributes:

          (i) The Employee shall not disclose any secrets, confidential information relating to the Company Strategic Plan, scientific, marketing and operational methods, or proprietary information relating to the company's products, programs, or research during active



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               employment by the Company, or for a period of two (2) years after termination of employment with the Company.

10.  OWNERSHIP:

     (a) All products, patents, scientific and business publications, clinical and regulatory protocols arising from research and development, clinical and regulatory, and sales and marketing activities that the Employee is directly or indirectly associated with shall be the full and sole property of the Company. All public disclosures of the above must receive prior authorization in writing by president.


     The above represents our best efforts to express the terms and conditions of employment. Please review this letter carefully. No prior verbal terms, discussions, or commitments are effective or operable unless specifically contained in this letter, any modifications or amendments must be in writing and signed by both parties, the Employee and the President of the Company. This Employment Offer is valid until July 10, 1997 and shall be considered null and void thereafter. Upon ratification by the Employee, this letter agreement will be submitted to the Board of Directors for final approval.

HAEMACURE CORPORATION


/s/  Marc Paquin

MARC PAQUIN
President/CEO





     I, DAVID KARP, accept the terms and conditions of this Employment Offer.




/s/  David Karp                                           7/2/97
-----------------------------                             ----------------------
DAVID KARP                                                Date



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